40-33

Branch 18

811-09913

(Invesco Advantage Series)

AIM INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

RECD S.E.C.
OCT 12 2004
1086

October 4, 2004

04052194

**VIA CERTIFIED MAIL/RRR**

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by INVESCO Advantage Health Sciences Fund and AIM Investments Board of Trustees

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of Advantage Health Sciences Fund and AIM Investments Board of Trustees, one copy of a pleading in *Joseph Fallon v. INVESCO* Advantage Health Sciences Fund and AIM Investments Board of Trustees, received on or about September 29, 2004.

Sincerely,

Stephen R. Rimes /v.v.

Stephen R. Rimes
Assistant General Counsel

PROCESSED
FEB 10 2005
THOMSON FINANCIAL

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James Perry, SEC – Fort Worth

S:\srr\Litigation\Fallon v IHSF\Corr\L-100404SEC.doc
100104 (1) vxv

## IN THE CIRCUIT COURT OF COOK COUNTY, ILLINOIS

ANNA C. FALLON

# 3075-3854
JOSEPH FALLON - ETRADE ACCOUNT
Plaintiff(s)

v.

INVESCO ADVANTAGE HEALTH SCIENCES FUND CLASS A AND AIM INVESTMENTS BOARD OF TRUSTEES
P.O. BOX 4333
HOUSTON, TX 77210-4333
Defendant(s)

No. ______

Contract ______

Amount Claimed $ 4,500.00

Return Date OCT 22 2004

## COMPLAINT

The Plaintiff(s) claim(s) as follows:

TRUSTEES VIOLATED THEIR FIDUCIARY DUTY TO INVESTOR, IMPROPER AFTER HOURS TRADEING, THAT CHEATED LONG TERM INVESTOR'S, TRUSTEES PLACE THEIR OWN INTEREST ABOVE THOSE OF FUND INVESTOR'S.

PLAINTIFF FUND ACCOUNT - LOST 97.0% AFTER 6 YEARS IN FUND, TRUSTEES TOOK ALL PROFIT'S BACK IN 12-B. FEE'S AND COMPENSATION, PLUS RETIREMENT PLANS FOR THEMSELF'S.

FUND ACCOUNT # 1008-010051025

I, JOSEPH FALLON - Anna Fallon certify that I am the ______
(Name) (Name of Attorney if applicable)
plaintiff in the above entitled action. The allegations in this complaint are true.

Atty. No.: ______ Pro Se 99500

Dated: SEPT 17, 2004

Atty. (or Pro Se Plaintiff)

Name: JOSEPH FALLON

Address: 275 BRAIRWOOD LANE

City/State/Zip: PALATINE, IL 60067

Telephone: 847-397-2135

[signature] 9/2004
Signature

☐ Under penalties as provided by law pursuant to 735 ILCS 5/1-109 the above signed certifies that the statements set forth herein are true and correct.

2120 - Served 2220 - Not Served 2620 - Sec. of State
2121 - Alias Served 2121 - Alias Not Served 2621 - Alias Sec. of State
(This form replaces CCM 0646, CCM1 0646, CCM1 0651, CCMD 0648, and CCMD 0649-2 thru 6) (Rev. 1/23/03) CCM 0649 A

**IN THE CIRCUIT COURT OF COOK COUNTY, ILLINOIS**
**__________ MUNICIPAL DISTRICT**

**Name All Parties**

JOSEPH FALLON - ANNA FALLON
**Plaintiff(s)**

v.

INVESCO ADVANTAGE HEALTH SICENCES FUND AND AIM INVESTMENTS BOARD OF TRUSTEES
**Defendant(s)**

AIM INVESTMENTS, P.O. BOX 4333
HOUSTON, TX 77210-4333
**Address of Defendant(s)**

**Case No.:**
**Amount Claimed $:** $4,500.00
**Return Date:** OCT 22-04
**Status Date:**
**Trial Date:**
**Time:** 9:00 AM **Room:** 206

## SUMMONS

**To each defendant:**

**YOU ARE SUMMONED and required:**

**1. To file your written appearance by yourself or your attorney and pay the required fee in:**

- ☐ District 1: Richard J. Daley Center; 50 West Washington, Room 602; Chicago, IL 60602
- ☐ District 2: 5600 Old Orchard Rd., Rm 136; Skokie, IL 60077
- ☒ District 3: 2121 Euclid, Rm 121; Rolling Meadows, IL 60008
- ☐ District 4: 1500 Maybrook Dr., Rm 236; Maywood, IL 60153
- ☐ District 5: 10220 S. 76th Ave., Rm 121; Bridgeview, IL 60455
- ☐ District 6: 16501 S. Kedzie Pkwy., Rm 119; Markham, IL 60426.

on Oct. 22, 04 before 9:00 a.m.

**2. File your answer to the complaint before 9:00 a.m. as required by the applicable subsections of Paragraph 3 or 4 in the NOTICE TO THE DEFENDANT on the reverse side.**

**IF YOU FAIL TO DO SO, A JUDGMENT BY DEFAULT MAY BE TAKEN AGAINST YOU FOR THE RELIEF ASKED IN THE COMPLAINT, A COPY OF WHICH IS HERETO ATTACHED.**

**To the officer:**

**This summons must be returned by the officer or other person to whom it was given for service, with endorsement of service and fees, if any, immediately after service, and not less than 3 days before the day for appearance. If service cannot be made, this summons shall be returned so endorsed.**

**This summons may not be served later than 3 days before the day for appearance.**

**THERE WILL BE A FEE TO FILE YOUR APPEARANCE. SEE FEES ON THE REVERSE SIDE OF THIS FORM.**

**Atty. No.:**
**Name:** JOSEPH FALLON
**Atty. for:**
**Address:** 275 BRAIRWOOD LANE
**City/State/Zip:** PALATINE, IL 60067
**Telephone:** 847-397-2135

**WITNESS,** __________, ______

DOROTHY BROWN SEP 17 2004
**DOROTHY BROWN, Circuit Court Clerk**

**Date of Service:** __________, ______
**(To be inserted by officer on copy left with defendant or other person)**

**SEE REVERSE SIDE**

** Service by Facsimile Transmission will be accepted at: __________
(Area Code) (Facsimile Telephone Number)

DOROTHY BROWN, CLERK OF THE CIRCUIT COURT OF COOK COUNTY, ILLINOIS

PPEARANCE FEES INCLUDE A COUNTY LAW LIBRARY FEE OF $10.00, THE COURT AUTOMATION FEE OF $5.00, OCUMENT STORAGE FEE OF $5.00 AND THE MANDATORY ARBITRATION FEE OF $10.00 WHERE APPLICABLE.

PPEARANCE FEES (BASED ON AMOUNT OF CLAIM)
ALL CASES; NO DISPUTE RESOLUTION CHARGED)

| | |
|---|---|
| ORCIBLE DETAINER (POSSESSION ONLY) | $110.00 |
| 1,500.00 OR LESS | $110.00 |
| 1500.00, TO $15,000.00 | $120.00 |
| IORE THAN $15,000.00 | $140.00 |

JURY FEES ARE AS FOLLOWS:

CLAIMS FOR DAMAGES NOT IN EXCESS OF $5,000.00
*SIX-PERSON $12.50
*TWELVE-PERSON JURY $25.00 or
$12.50 if another party paid for a jury of six

CLAIMS FOR DAMAGES NOT IN EXCESS OF $15,000.00
*SIX-PERSON $115.00
*TWELVE-PERSON JURY $230.00 or
$115.00 if another party paid for a jury of six

CLAIMS FOR DAMAGES NOT IN EXCESS OF $15,000.00
*TWELVE-PERSON JURY $230.00

IESE FEES MAY BE WAIVED BY APPROPRIATE COURT ORDER. YOU HAVE THE RIGHT TO FILE A PETITION EKING SUCH AN ORDER.

## NOTICE TO PLAINTIFF

You MUST select a return day of:
Not less than 14 or more than 40 days after issuance of summons if amount claimed is $5000 or less;
not less than 21 or more than 40 days after issuance of summons if amount claimed is in excess of $5000.

## NOTICE TO DEFENDANT

1. This case may/may not be heard on the day for appearance specified in the summons.
2. If the complaint is notarized, your answer must be notarized.
3. On the specified Return Day, one of the following may occur:
   a. If you are sued for $5000 or less, you need not file an answer unless ordered to do so by the court.
      (1) If Plaintiff is not present, the case may be dismissed for want of prosecution.
      (2) If you have not filed an appearance, or you have filed an appearance and are not present, the Plaintiff may obtain an exparte default judgment against you for the amount claimed.
      (3) If you have filed an appearance and are present on Return Day, trial may be held that day, or may be set for another day certain.
   b. If you are sued for more than $5000, and if you have filed your appearance on time, you must file your answer not later than 10 days after the day for appearance specified above. If you filed your written appearance on or before Return Day, your case will be postponed 21 days to the Default-for-Want-of-Answer Call at 9:00 a.m. If you have filed your answer on time, you need not appear for the Default-for-Want-of-Answer Call. Your case will be postponed for trial on a date certain in a courtroom designated by the Presiding Judge. If you have not filed your appearance or answer on time, Plaintiff may obtain an exparte default judgment against you for the amount claimed. If plaintiff is not present for the Default-for-Want-of-Answer call, the case will be dismissed for want of prosecution.
4. If the claim is for personal injury, or is a civil case in which plaintiff has filed a jury demand, you will be required to file your appearance in person or by attorney by Return Day and your answer as required by Par. 3(b) above. These cases will be assigned and heard in the Civil Jury Room ____________ unless otherwise ordered by the Presiding Judge. Neither Plaintiff nor Plaintiff's attorney will be required to be present on return day, or on Default-for-Want-of Answer Call. The case will be set for STATUS at 9:00 a.m., 91 days after the Return Day. Plaintiff and Defendant will be required to appear in court on that status day.
5. Late filing of an appearance or answer will not relieve you from a judgment or default order except by court order.
6. Trial Rights of Property, Detinues, and Revivals of Judgment, Pro Se, and Forcible Detainer suits are returnable in Room ______________ and are disposed of on a Return Day unless otherwise ordered by the court.

*Pertaining to third district only.*

DOROTHY BROWN, CLERK OF THE CIRCUIT COURT OF COOK COUNTY, ILLINOIS

MUTUAL FUND WATCH

# Invesco, sister firm OK 3rd-largest settlement

## 376.5 million, lus $75 million 1 reduced fees

'm Tribune news services

DENVER—Invesco Funds 'oup and its sister company ve agreed to pay $376.5 mil- n and reduce fees by $75 mil- n to settle state and federal egations of improper trad- ;, with the money mainly ing to investors hurt by the ictices.

'he settlement, announced esday, is the third largest racted from mutual fund npanies in the investiga- n of trading improprieties the $7.6 trillion industry. ik of America Corp. and Al- ice Capital agreed to settle $675 million and $600 mil- ı, respectively.

'he settlement with Invesco l AIM brings the total im- ed on the industry to more n $2.9 billion.

I believe this sends the 'ngest message yet that tual fund companies will eld accountable for behav- hat harms consumers and 'age shareholders," said orado Atty. Gen. Ken Sala-

ivesco will pay $325 million solve litigation alleging it nitted excessive market- ng activity in its funds, Salazar. Its sister compa- AIM Advisors Inc. of Hous- agreed to pay $50 million. vesco also agreed to pay million to Salazar's office nvestor education, future rcement and attorney's Both companies also will ice fees charged to inves- by $75 million over a five- period.

ie settlement includes York Atty. Gen. Eliot



AP photo by David Zalubowski

**Colorado Atty. Gen. Ken Salazar holds up a copy of the agreement reached with Invesco. With him at a press conference Tuesday are other Colorado securities officials.**

## INVESCO: 2 companies are part of Amvescap

CONTINUED FROM PAGE 1

but is prohibited by many funds because it can skim profits from longer-term shareholders.

The prospectuses for Invesco funds restricted fund trades to four a year, but authorities said big clients were exempted as part of a "special situations" program that became an increasing part of Invesco's strategy in 2001 as the market fell.

According to Salazar, Invesco had more than 40 such agreements under the program between early 2001 and the middle of last year—agreements that totaled more than $58 billion and diluted the returns of other shareholders. AIM had similar agreements, Salazar said, but fewer than Invesco.

Last month, three former Invesco executives were ordered to pay more than $340,000 to settle allegations that they allowed some clients to use the funds for market timing.

At that time, the SEC said Invesco permitted select investors, including the Canary Capital Partners LLC hedge fund, to make improper trades between 2001 and 2003 worth $58 billion. Spitzer said Canary made 141 trades in Invesco Dynamics Fund over two years, reaping $50 million in profits.

The SEC also said Invesco often required market timers to keep "sticky assets" in some Invesco funds in exchange for the privilege of making in-and-out transactions in others. Invesco made millions of dollars in fees from the market-timed and sticky assets, regulators have said.

# MONEY & N

THE W




# Mutual-Fund

## *Private Litigation in the Scandal May Be on the Way to Settling, But Don't Expect Megamillions*

By Tom Lauricella

MUTUAL-FUND COMPANIES that have agreed to pay $2.5 billion to settle regulators' allegations that they allowed improper trading that cheated long-term investors are talking with investors' lawyers about settling the massive private lawsuits that were filed.

The discussions are preliminary and don't guarantee an early resolution to the roughly 300 lawsuits against at least 18 fund companies that have been consolidated in federal court in Baltimore. But lawyers for both sides say the talks are on a fast track, speeded by a new twist in the regulatory settlements: Nearly all of the $2.5 billion that the firms agreed to pay so far will go to mutual-fund investors, rather than into government coffers.

The large, already-existing pool of money signals to some observers that fund companies might not have to pay big additional sums to resolve the private litigation.

In fact, the judge overseeing the mutual-fund shareholder suits, J. Frederick Motz, warned lawyers on both sides not to expect a bonanza from the mutual-fund trading scandal, citing the restitution available under the regulatory settlements. "Nobody should expect to get rich off this case," he said at the first hearing in the case on April 2.

The plaintiffs' lawyers "are going to be more amenable to the idea of settling with the companies for perhaps not very much more additional

*Please Turn to Page C5, Column 1*



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| FUND | NAV | NET CHG | YTD %RET | 3-YR %RET |
| --- | --- | --- | --- | --- |
| Stron | | | | |
| Banc One Investment Advisors | 40 | | 10 | 40 |
| Pilgrim Baxter | 50 | | 40 | 10 |

[2]Putnam's $1.02 ...lion penalty is $50 million ... to the SEC, New Jersey attorney general

[3]Agreed to with New York Attorney General

Source: WSJ research

Directors are already taking stands that pit them against ~~both~~ the fund industry and brokers who sell mutual funds and handle their stock and bond trades.

On soft dollars, the Directors Forum came down on the side of a ban, even though, as the report notes, that will mean mutual-fund management companies will have to spend more of their own money on stock research. Trumping those concerns was the fact that trading commissions come directly from fund shareholders' pockets.

Disclosure is the issue for many directors when it comes to 12b-1 fees. More than two decades ago, when the SEC created rule 12b-1, the intent was to help then-struggling funds defray marketing costs. Over time, broker-sold funds have turned the fees into a substitute for the commissions investors pay when purchasing a fund. The problem, some independent directors now say, is that investors don't realize they are paying a commission because the fees are deducted from the fund and not broken out separately.

The Mutual Fund Directors Forum plans to release its recommendation s on 12b-1 fees later this year. The Fidelity board's Mr. Mann says he'd like to see the 12b-1 rule "totally reformed."

* * *

ing more time to expand its law against Invesco Funds Group.

Earlier this month, the SEC said t by the end of business yesterday planned to add "additional parties" a "additional claims" to the lawsuit, wh currently charges Invesco, along with former president, with allowing i proper short-term trading in the firn funds. But in a filing at the U.S. Distr Court in Denver yesterday afternoon, t SEC asked for a one-month extensi The defendants "concur" with the quest, the commission's attorneys said the filing.

Invesco's parent company, Amvesc PLC, recently announced that thr other executives who had been cited b not charged by New York state investig tors for their role in the allowing t harmful trading were no longer with t company. Amvescap says it's seeking settle charges tied to the trading filed b the SEC as well as New York and Co rado state regulators.

—Tom Lauricel

AIM INVESTMENTS

# PERIODIC STATEMENT

April 01, 2004 - June 30, 2004

>08953 0608749 002 008116
JOSEPH FALLON
275 BRIARWOOD LN
PALATINE IL 60067-7743

**Your Financial Advisor:**
NO FINANCIAL ADVISOR CHOSEN

## PORTFOLIO SUMMARY

| | |
|---|---|
| **Value on 03/31/04** | **$12,076.88** |
| Additions | $0.00 |
| Withdrawals | $0.00 |
| Transfer of Shares | $0.00 |
| Dividends & Capital Gains Reinvested | $0.00 |
| Change in Value | $167.27 |
| **Value on 06/30/04** | **$12,244.15** |

**For More Information on Your AIM Account:**

- Contact Your Financial Advisor
- Visit us online at www.aiminvestments.com
- Call our 24-hour automated information line at 800-424-8085
- Talk to a Client Services Representative at 800-959-4246 from 7:30 a.m. to 7:00 p.m. CT

AIM has three new funds designed to help you diversify your portfolio. See the front-page story in the enclosed AIM Investor for details, and please call your financial advisor for a prospectus......Want to check on your investments or other AIM and INVESCO funds? Our Web site, AIMinvestments.com, now features quarterly Fund Updates for each of our funds, offering commentary by portfolio managers in addition to financial results and top ten holdings.

Important: This account statement reflects financial transactions for the period indicated. Carefully review all of the information to verify the accuracy of the transactions. Please notify us immediately if there is an error. If you fail to notify us of an error within 30 days of this statement, you will be deemed to have ratified each transaction.

## Account: 0100510254

## PORTFOLIO ALLOCATION BY FUND

You are 100% invested in INVESCO ADVANTAGE HEALTH SCIENCES-CLASS A

## PORTFOLIO ALLOCATION BY INVESTMENT CATEGORY

You are 100% invested in SECTOR EQUITY FUNDS

These funds are also available.

- ✓ TAXABLE FIXED-INCOME FUNDS
- ✓ MONEY MARKET FUNDS
- ✓ DOMESTIC EQUITY & INCOME FUNDS
- ✓ INTERNATIONAL/GLOBAL EQUITY FUNDS
- ✓ DOMESTIC EQUITY FUNDS
- ✓ TAX-FREE FIXED-INCOME FUNDS
- ✓ ASSET ALLOCATION FUNDS



More Aggressive
Sector Equity
International/
Global Equity
Domestic Equity
Fixed Income
More Conservative


# The AIM Family of Funds®

## Investment Categories

Equity and fixed-income funds are shown from more aggressive to more conservative. When assessing the degree of risk, consider the following three factors: the fund's portfolio holdings, volatility patterns over time and diversification permitted within the fund. Fund rankings are relative to one another within the particular group of The AIM Family of Funds® and should not be compared with other investments. There is no guarantee that any one fund will be less volatile than any other. This order is subject to change. For a full discussion of the risks associated with each fund, please consult the fund's prospectus.

### DOMESTIC EQUITY FUNDS

More Aggressive

- AIM Libra Fund
- AIM Emerging Growth Fund
- INVESCO Small Company Growth Fund
- AIM Small Cap Growth Fund
- AIM Opportunities I Fund
- INVESCO Dynamics Fund
- AIM Mid Cap Growth Fund
- AIM Aggressive Growth Fund
- INVESCO Mid-Cap Growth Fund
- AIM Dent Demographic Trends Fund
- AIM Opportunities II Fund
- AIM Constellation Fund
- AIM Large Cap Growth Fund
- AIM Weingarten Fund
- AIM Opportunities III Fund
- AIM Small Cap Equity Fund
- AIM Capital Development Fund
- AIM Trimark Small Companies Fund
- AIM Trimark Endeavor Fund
- AIM Mid Cap Core Equity Fund
- AIM Select Equity Fund
- AIM Blue Chip Fund
- AIM Premier Equity Fund
- INVESCO Core Equity Fund
- AIM Mid Cap Basic Value Fund
- AIM Diversified Dividend Fund
- AIM Charter Fund
- AIM Basic Value Fund
- AIM Large Cap Basic Value Fund
- INVESCO Total Return Fund*
- AIM Balanced Fund*
- AIM Basic Balanced Fund*

More Conservative

*Domestic equity and income fund

### INTERNATIONAL/GLOBAL EQUITY FUNDS

More Aggressive

- AIM Developing Markets Fund
- AIM European Small Company Fund
- AIM Asia Pacific Growth Fund
- AIM International Emerging Growth Fund
- AIM Global Aggressive Growth Fund
- AIM European Growth Fund
- AIM International Growth Fund
- AIM Global Growth Fund
- AIM Global Equity Fund
- INVESCO International Core Equity Fund
- AIM Trimark Fund
- AIM Global Value Fund

More Conservative

### SECTOR EQUITY FUNDS

More Aggressive

- INVESCO Technology Fund
- INVESCO Gold & Precious Metals Fund
- INVESCO Energy Fund
- INVESCO Financial Services Fund
- INVESCO Leisure Fund
- INVESCO Health Sciences Fund
- INVESCO Advantage Health Sciences Fund
- AIM Global Health Care Fund
- INVESCO Multi-Sector Fund
- INVESCO Utilities Fund
- AIM Real Estate Fund

More Conservative

### TAXABLE FIXED-INCOME FUNDS

More Aggressive

- AIM High Yield Fund
- AIM Income Fund
- AIM Total Return Bond Fund
- AIM Intermediate Government Fund
- AIM Short Term Bond Fund
- AIM Floating Rate Fund
- AIM Limited Maturity Treasury Fund
- AIM Money Market Fund**

More Conservative

**Money Market Class B and C Shares are all classes of AIM Money Market Fund and are of equal risk.

### TAX-FREE FIXED-INCOME FUNDS

More Aggressive

- AIM High Income Municipal Fund
- AIM Municipal Bond Fund
- AIM Tax-Free Intermediate Fund
- AIM Tax-Exempt Cash Fund

More Conservative

### AIM ALLOCATION SOLUTIONS

More Aggressive

- AIM Aggressive Allocation Fund
- AIM Moderate Allocation Fund
- AIM Conservative Allocation Fund

More Conservative

***Take advantage of the features available on:***

***☎ 24 Hour Automated Investor Line 800-AIM-Line • 800-246-5463***

**AIMinvestments.com**

| Feature | Investor Line | AIMinvestments.com |
|---|---|---|
| Account Balance Summary | ✓ | ✓ |
| Account Transaction History | ✓ | ✓ |
| Prices of Funds | ✓ | ✓ |
| Yield and Total Return Information | ✓ | ✓ |
| Order Year-To-Date Statements | ✓ | ✓ |
| Account Forms | | ✓ |
| Investor Education Materials | | ✓ |
| Redeem Shares | ✓ | ✓ |
| Purchase Shares | ✓ | ✓ |
| Exchange Shares | ✓ | ✓ |

***Please send additional purchases and written inquiries to:***

**Regular mail:**
AIM Investment Services, Inc.
P.O. Box 4739
Houston, TX 77210-4739

**Overnight mail:**
AIM Investment Services, Inc.
11 Greenway Plaza - Suite 100
Houston, TX 77046

FINANCIAL

trade confirmation

E*Trade Securities LLC
10877 White Rock Road • Rancho Cordova, CA 95670 • etrade.com
1-800-786-2575

#1/2133/1060/2131/1066



***or the account of***

JOSEPH FALLON &
ANNA FALLON
275 BRIARWOOD LN
PALATINE IL 60067

***rade and account information***

| Account Number | Type of Account |
|---|---|
| 3075-3854 | CASH |

| Trade Date | Settlement Date | Type of Trans | Buy/ Sell | Symbol | Cusip | Quantity | Price | Money Type | Money Amount |
|---|---|---|---|---|---|---|---|---|---|
| 05/13/04 | 05/18/04 | 06 | Sell | IAGHX | 00141A-40-4 | 292 | 14.40 | Principal | 4204.8( |
| | | | | | | | | Net Amount | 4204.8( |

*Description*

AIM COUNSELOR SER FDS
INC INVESCO ADVANTAGE
HEALTH SCIENCES FD CL A
UNSOLICITED

It's time for E*TRADE[sm]

trade confirmation

E*TRADE Securities, Inc.
2400 Geng Road, Palo Alto, CA 94303-3317

Have a question about using the E*TRADE site or investing online? Why not ask it at one of our Customer Service Live Forums on www.etrade.com? See the E*STATION Service Center for schedule and guidelines.

JOSEPH FALLON &
ANNA FALLON
275 BRIARWOOD LN
PALATINE IL 60067

Please retain for your records. See reverse for terms and conditions and an explanation of codes.

| B-YOU BOUGHT S-YOU SOLD | | DESCRIPTION | PRICE | AMOUNT | INTEREST OR SALES TAX | SEC FEE AND/OR BROKER ASSISTED | COMMISSION OR CHARGE | NET AMOUNT |
|---|---|---|---|---|---|---|---|---|
| B | 250 | INVESCO GLOBAL HEALTH SCIENCES FD | 17.1250 | 4281.25 | | | 19.95 | 4301.20 |

FUND ACCOUNT #
1008 - 01005 10254

| ACCOUNT NUMBER | TYPE OF ACCT. | TYPE OF TRANS. | TRADE DATE | SETTLEMENT DATE |
|---|---|---|---|---|
| 3075-3854 | 2 | 03 | 05/04/99 | 05/07/99 |

UNSOLICITED

BUY 2719
SOLD 2681
38.00 LOSS



**ASSET DETAILS continued**

| | Symbol/ Bond Rating | Quantity | Current price | Current value | Anticipated annualized income | Current yield % |
|---|---|---|---|---|---|---|
| **Total Net Portfolio Assets** | | | | **$87,936.47** | **$999.26** | **1.14%** |

Total Net P... 1.04%

**ACTIVITY**

**Stifel, Nicolaus** & Company, Incorporated
500 N. Broadway • St. Louis, MO 63102

*Over a Century of Knowledge and Service*

**Confirmation**
UPON THE TERMS AND CONDITIONS OF THE AGREEMENT PRINTED ON THE BACK HEREOF AND NONE OTHER.

**MEMBER SIPC**

| B - YOU BOUGHT S - YOU SOLD | | DESCRIPTION | PRICE | AMOUNT | INTEREST OR STATE TAX | S.E.C. FEE AND/OR HANDLING | COMMISSION OR CHARGE | NET AMOUNT |
|---|---|---|---|---|---|---|---|---|
| B | 150 | INVESCO GLOBAL HEALTH SCIENCES FD | 181250 | 271875 | | 350 | 5495 | 277720 |

| | ACCOUNT NUMBER | TYPE OF ACCT. | TYPE OF TRANS. | TRADE DATE | SETTLEMENT DATE |
|---|---|---|---|---|---|
| G | BI1130996404 | 1 | 06 | 09/15/98 | 09/18/98 |

STIFEL NICOLAUS CUSTODIAN FOR
ANNA C FALLON IRA
275 BRIARWOOD LN
PALATINE IL 60067

CUSTOMER COPY

SYMBOL GHS CUSIP NO 46128N-10-9

| Type of Activity | ...ney Market |
|---|---|
| | 11,564.29 |
| Buy and Sell Tr... | |
| Deposits | |
| Withdrawals | |
| Income and Dis... | |
| Money Market A... | 2,689.97 |
| Other | |
| Cash Managem... | |
| Checkwriting Ac... | 14,254.26 |

**ACTIVITY**

| | This period | Cash | Money Market |
|---|---|---|---|
| **OPENING BALANCE - Net Cash Equivalents** | **$11,564.29** | **$0.00** | **$11,564.29** |

**Assets Sold/Redeemed**

| Date | Activity | Quantity | Price | Description | Total | Cash | Money Market |
|---|---|---|---|---|---|---|---|
| 08/23/04 | Asset Sold | -195 | 13.7500 | AIM COUNSELOR SER FDS INC INVESCO ADVANTAGE HEALTH SCIENCES FD CL A | 2,681.25 | 2,681.25 | |
| **Total Assets Sold/Redeemed** | | | | | **2,681.25** | **2,681.25** | |